18 May, 2009

CADBURY PURCHASES AN ADDITIONAL 4% OF KENT IN TURKEY

Cadbury plc (“Cadbury”) announces that Cadbury Schweppes Overseas Limited, a wholly-owned subsidiary of the company, has purchased 4% of the share capital of Kent Gida Maddeleri (“Kent”) from Tahincioglu Holding. This increases the Cadbury shareholding in Kent to 99.36%.

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About Cadbury
Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and The Natural Confectionery Co. in candy.